UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (together with its wholly owned subsidiaries, “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

VISEN Pharmaceuticals Formation

On November 8, 2018, Ascendis announced the formation of VISEN Pharmaceuticals (“Visen”), a joint venture established to develop, manufacture and commercialize Ascendis’s endocrinology rare disease therapies in the People’s Republic of China, including Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of Visen and pursuant to Exclusive License Agreements entered into on November 7, 2018 (the “Rights Agreements”), Ascendis, through certain subsidiaries, granted Visen exclusive rights to develop and commercialize therapeutic products based on our proprietary TransCon technology which has been applied to develop novel products that release human growth hormone, parathyroid hormone or C-type natriuretic peptide in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen under the Rights Agreements, Ascendis, through certain subsidiaries, received 50% ownership in the outstanding shares of Visen and concurrently with the rights Ascendis granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40,000,000.

Rights Agreements

Under the Rights Agreements, Visen must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, Ascendis and Visen will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and Visen will reimburse Ascendis for costs of conducting such activities, including costs of Ascendis’s personnel committed to performing such activities in Greater China.

Ascendis will provide product supply to Visen for use in conducting clinical trials in Greater China pursuant to separate clinical supply agreements entered into concurrently with the Rights Agreements in accordance with the terms and conditions set forth therein. Additionally, Ascendis and Visen will negotiate in good faith the terms and conditions governing commercial supply of licensed product to Visen on the terms and conditions set forth in the Rights Agreements.

Under the Rights Agreements, Ascendis agreed not to research, develop, or commercialize competing products in Greater China, and Visen agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third parties, in each case, under the terms and conditions specified in the Rights Agreements. Ascendis will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, Ascendis granted Visen a right of first negotiation to develop and commercialize certain of its endocrinology products in Greater China.

The Rights Agreements continue in effect for as long as a valid claim of a licensed patent exists in Greater China. Visen may terminate a Rights Agreement for convenience, for uncured material breach by Ascendis of a Rights Agreement and for our bankruptcy or insolvency-related events. Ascendis may terminate a Rights Agreement for certain specified material breaches thereof by Visen, in the event Visen undergoes a change of control in favor of a competitor, if Visen challenges the validity of any of the licensed patents and for Visen’s bankruptcy or insolvency-related events.

Shareholders Agreement

In connection with the formation of Visen, on November 7, 2018, Ascendis entered into a Shareholders Agreement (the “Shareholders Agreement”) providing for certain rights and obligations of Visen and its shareholders. Pursuant to the Shareholders Agreement, Visen and the Visen shareholders agreed to certain negotiated information and inspection rights, rights relating to registration of shares held by shareholders, pro rata rights to participate in future offerings by Visen of certain securities of Visen subject to certain limited exceptions, drag along provisions relating to a change of control of Visen, rights of first refusal and co-sale with respect to proposed sales (if any) by shareholders of Visen (including sales by Ascendis).

Pursuant to the Shareholders Agreement, Ascendis has the right to designate an individual for election to the board of directors of Visen and Visen has agreed that certain specified events (including a certain liquidation events) shall require the approval of (i) shareholders of Visen holding at least 60% of Visen’s Series A preferred shares and/or (ii) certain members of the board of directors. Under the Shareholders Agreement and in connection with the formation of Visen, Ascendis has agreed to refrain from carrying out, or engaging in, the research, development, manufacture or commercialization of certain competing products in Greater China.

The Shareholders Agreement terminates by written agreement between Ascendis and an entity affiliated with Vivo Capital, and automatically terminates upon the dissolution of Visen. In addition, holders of a specified percentage of Series A preferred shares in Visen can terminate the Shareholders Agreement by written notice to the Visen upon the occurrence of certain events set forth in the Shareholders Agreement.

The foregoing description of the material terms of the Rights Agreements and the Shareholders Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Rights Agreements and Shareholders Agreement, which Ascendis intends to file as exhibits to Ascendis’s Annual Report on Form 20-F for the year ending December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 8, 2018	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel